UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

May 13, 2008

Crucell NV
(Exact name of registrant as specified in its charter)

P.O. Box 2048 Archimedesweg 4 2333 CN Leiden The Netherlands
(Address of principal executive offices)

000-30962
(Commission File Number)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [ x ]       Form 40-F  [  ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [  ]       No  [ x ]

PRESS RELEASE

Crucell Announces First Quarter 2008 Results
Total revenue and other operating income of €47.9 million, showing 36%
growth in the first quarter of 2008 compared to €35.2 million in the same period of 2007.
Net loss in the quarter halved to €9.0 million compared to Q107.
New contracts awarded for Quinvaxem™ and strong sales in travel vaccines drive autonomous growth.
Gross margin in the first quarter improved to 40% up from 23% last year. 2008 full year guidance reiterated: total revenue and other operating income growth of 20% in constant currencies1; higher margins; positive cash flow.

Leiden, The Netherlands (May 13, 2008) – Dutch biopharma company Crucell N.V. (Euronext, Nasdaq: CRXL; Swiss Exchange: CRX) today announced its financial results for the first quarter of 2008, based on International Financial Reporting Standards (IFRS). These financial results are unaudited.

Highlights:

•	Supranational organizations award Crucell new contracts of $130 million for supplies of Quinvaxem™ in 2008 and 2009. These contracts are in addition to the December 1, 2006 announcement for the award of over $230 million for its Quinvaxem™ and Hepavax-Gene® vaccine, bringing the total value up to $360 million.

•	Crucell’s rabies monoclonal antibody cocktail entered a Phase II clinical trial in the US in March 2008. Today the start of a second Phase II study in the Philippines was announced. The start of these Phase II studies triggers the first milestone payments of a total of up to €66.5 million.

•	Solid growth of travel vaccines; in particular Epaxal® and Dukoral®.

•	Crucell, the Aeras Global TB Vaccine Foundation and the South African Tuberculosis Vaccine Initiative (SATVI) present encouraging preliminary results from the Phase I Ad35 tuberculosis vaccine study, showing that CD8 immune responses are considerably higher than ever seen in a tuberculosis vaccine study.

•	Senior management outlines a compelling case for investment during an analysts meeting in London, based on significant growth of the vaccines business, progress of its pipeline and its unique technologies. A clear focus on achieving operational excellence is showcased as an integral part of Crucell’s strategy for accelerating growth, targeting a cost saving of 15% (excluding R&D) by the end of 2009.

•	DSM and Crucell reached a record production level of 15 g/L for an antibody product, another important milestone for the PER.C6® production technology.

•	Crucell enters into an exclusive vaccine development agreement with Wyeth Pharmaceuticals. Crucell is responsible for the development and manufacturing of certain components of a vaccine and Wyeth for the

1 Constant currencies = Weighted average EUR/USD rate of 1.38 in 2007.

clinical development. The development is taking place in Crucell’s facility in Bern (Switzerland), which had been fully impaired in 2006, now enabling a partial reversal of €5.2 million of that impairment.

•	Crucell and DSM Biologics announce that MorphoSys AG has decided to extend the PER.C6® technology licensing agreement, exercising an option for clinical and commercial production of antibodies.

Financial Highlights:

•	Combined total revenue and other operating income for the quarter of €47.9 million compared to €35.2 in the same quarter of 2007. The improvement of 36% (increase of 41% in constant currencies2) was driven by strong sales of paediatric vaccines, in particular by Quinvaxem™, higher sales of travel vaccines and higher license fees and other income.

•	Gross margin was 40% compared to 23% in the first quarter of 2007. Margins in the first quarter of 2007 were negatively influenced by purchase price allocation costs of €3.1 million whereas first quarter 2008 margins were positively affected by a better mix of product sales and higher license revenues.

•	Net financial income & expenses in the first quarter of negative €4.4 million was the result of foreign exchange losses caused by the weaker US Dollar and by the strengthening of the Swiss Franc against the Euro.

•	Net results were positively affected by a partial reversal of €5.2 million of the impairment taken on the facility in Bern in 2006. The facility is now used in the exclusive vaccine development agreement with Wyeth Pharmaceuticals, signed in March 2008.

•	Net loss for the first quarter of 2008 was €9.0 million versus a net loss of €18.5 million the same quarter of 2007, primarily due to stronger sales and the partial reversal of the impairment.

•	Net cash used in operating activities in the first quarter was €34.0 million compared to net cash used in operating activities of €13.6 million in the same quarter of 2007, mainly driven by an increase in inventories due to a higher level of activity and a decrease in accounts payable.

•	Cash and cash equivalents at the end of the first quarter amounted to €121.9 million. Deterioration of cash flow and working capital in the first quarter was due to the seasonality of our business, in which we build inventory in the first half of the year to sell our products in the second half.

2 Constant currencies = Weighted average EUR/USD rate of 1.38 in 2007.

Key Figures Q1 2008 (€ million, except net loss per share)

Q1 2008	Q1 2007	Change
unaudited	unaudited

47.9	35.2	36%	Total revenues and other operating income

(9.0)	(18.5)	(51)%	Net loss

(0.14)	(0.29)		Net loss per share (basic and diluted)
			Cash & cash equiv.:
		121.9	- March 31, 2008
		163.2	- December 31, 2007
		141.1	- March 31, 2007

Crucell's Chief Executive Officer Ronald Brus said:

“In the first quarter we saw strong sales of our paediatric and travel vaccines. We are particularly excited to have received additional Quinvaxem™ contracts, which further confirm the significant growth expected for Quinvaxem™ in 2008.

“We are rolling out our ‘Healthy Ambition’ program at full speed with clear focus on achieving operational excellence as an integral part of our growth strategy. During our second quarter results we will further validate expected savings in 2008, confirming we are on track to achieve the 15% (excluding R&D) cost savings target by the end of 2009.

“Our rabies monoclonal antibody program is clearly on a fast track with a second Phase II study starting today in the Philippines. Together with the US Phase II clinical study which started in March, these studies trigger the first milestone payments of a total of up to €66.5 million.

“The preliminary results from the Phase I Ad35 tuberculosis vaccine study show encouraging results, where CD8 immune responses are considerably higher than ever seen in a tuberculosis vaccine study. We are excited that Crucell's technologies are playing a key role in the search and development of a much-needed TB vaccine.

“Based on our first quarter results we reiterate our guidance of combined total revenue and total other operating income for the full year 2008 to grow by 20%3. We further expect higher margins and positive cash flow.”

3 Constant currencies = Weighted average EUR/USD rate of 1.38 in 2007.

Business Update

Product Update
Product sales for the first quarter amounted to €35.5 million and represent sales of paediatric vaccines (46%), travel vaccines (38%) and other products (16%).

Paediatric
In the first quarter of 2008 we saw good growth of our paediatric vaccines, particularly driven by Quinvaxem™ and Hepavax-Gene®, due to new contracts awarded by supranational organizations.

•	Quinvaxem™: Fully liquid pentavalent vaccine.
•	Hepavax-Gene®: Recombinant hepatitis B vaccine.
•	Epaxal® Junior: Paediatric dose (0.25mL) of Epaxal® - the only aluminum-free hepatitis A vaccine. Epaxal® Junior was licensed in 2007 in Switzerland. The product is currently under registration in selected countries worldwide. Sales in South America have started and European launch is being planned.
•	MoRu-Viraten®: Vaccine for protection against measles and rubella (for all age groups). MoRu-Viraten® was successfully licensed in the first half of 2007.

Travel and endemic
The first quarter of 2008 showed solid growth of our travel and endemic portfolio, where Epaxal® and Dukoral® in particular showed growth compared to the first quarter of 2007. We continue to see significant untapped demand and geographical expansion potential of our travel portfolio.

•	Epaxal®: The only aluminium-free hepatitis A vaccine.
•	Vivotif®: The only oral typhoid vaccine.
•	Dukoral®: The only oral vaccine against diarrhea caused by cholera and ETEC (enterotoxigenic E.coli).

Respiratory
•	Inflexal® V: Virosomal adjuvanted influenza vaccine (for all age groups). Due to the seasonality of the product, we build inventory in the first half of the year to sell the respiratory products in the second half.

Pipeline Update
•	Live Attenuated Yellow Fever Vaccine Flavimun®: Crucell’s management expects the registration submission of the Yellow Fever vaccine in Switzerland before the end of 2008.
•	Influenza - Seasonal Flu Vaccine (FluCell collaboration with sanofi pasteur): The seasonal influenza vaccine developed by Crucell’s partner sanofi pasteur, using PER.C6® technology. Phase II testing of the cell based influenza vaccine which was initiated in the U.S. in November 2007 continues according to plan. Phase II trials involving healthy adult volunteers in the U.S. focus on the safety profile and immunogenicity of the cell-based vaccine.

•	Influenza - Pandemic Flu Vaccine H9N2: Phase I and II studies have been completed and the results are currently being analyzed. No serious adverse side effects were reported to date. Findings are expected to be released in the second quarter of 2008.

•	Rabies Human Monoclonal Antibody Cocktail: In March 2008 Crucell announced that its rabies monoclonal antibody combination, a collaboration with sanofi pasteur using Crucell’s PER.C6® manufacturing technology, has entered a Phase II clinical trial in the US. Today the start of a second Phase II study in the Philippines was announced. The start of these Phase II studies triggers the first milestone payments of a total of up to €66.5 million. This antibody cocktail is to be used with a rabies vaccine for post-exposure prophylaxis against this fatal disease. Based on promising Phase I data in 2007, showing no serious adverse effects and well tolerated treatment, Crucell was granted a Fast Track designation by the FDA Department of Health and Human Services. Crucell will be responsible for the manufacturing of the final product and will retain exclusive distribution rights in Europe, co-exclusive distribution rights in China and the rights to sell to supranational organizations such as UNICEF.

•	AdVac®/PER.C6® Technology-Based Malaria Vaccine: Crucell and its partner, the National Institute of Allergy and Infectious Diseases (NIAID), part of the National Institutes of Health (NIH), are conducting a Phase I trial in the U.S. The study is being carried out on two sites, VanderBilt and Stanford University. The first and second cohorts, comprising of 18 and 17 volunteers respectively, have been enrolled. Enrollment of a third group of 18 volunteers is progressing and is near completion. Enrollment for the fourth and final group of volunteers is expected to start in the summer. Initial findings of this Phase I trial are expected to be available in 2008.

•	AdVac®/PER.C6® Technology-Based Tuberculosis Vaccine: The development of this vaccine is being carried out in collaboration with the Aeras Global TB Vaccine Foundation. A US Phase I trial (in BCG naïve individuals) has been completed, indicating that the vaccine candidate is safe in healthy adults in the US. The results of a second study which took place in South Africa, launched in May 2007, were presented in April at the 'Tuberculosis Vaccines for the World' conference in Atlanta. Preliminary data show encouraging results, whereby CD8 immune responses are considerably higher than previously ever seen in a tuberculosis vaccine study. A third phase I study in healthy adults in St. Louis, US was launched in December 2007 and focuses on the immunogenicity and safety of two AERAS-402/Crucell Ad35 boost doses administered at three to six month intervals after BCG priming in healthy adults.

•	AdVac®/PER.C6® Technology-Based Ebola Vaccine: For the Phase I study for the Ebola vaccine, which Crucell is developing in partnership with the Vaccine Research Center (VRC) of the National Institute of Allergy and Infectious Diseases (NIAID), two groups of 16 volunteers have been enrolled and vaccinated. The clinical data is still blinded, however initial indications suggest that the vaccine is safe at the tested doses and appears to be immunogenic in a subset of subjects.

•	Blood Coagulation Factor VL/C: Preclinical work on this program continues but conclusive proof of concept is not expected in the near future.

•	AdVac®/PER.C6® Technology-Based HIV Vaccine: The Investigational New Drug Application (IND) for Phase I of the trial with Harvard Medical School (supported by the NIH) was approved by the FDA in January 2008. In April, Crucell announced that the novel recombinant vaccine (using adenovirus serotype 26 (rAd26) vector), which is jointly developed with the Beth Israel Deaconess Medical Center (BIDMC), has gone into a Phase I clinical study to test a new HIV vaccine. The rAd26 vector is specifically designed to avoid the pre-existing immunity to the more commonly used adenovirus serotype 5 (Ad5). The phase I clinical study will be conducted at the Brigham and Women's Hospital (BWH) in Boston and will focus on assessing the safety and immunogenicity of the vaccine. The study will involve 48 healthy volunteers.

•	Human Monoclonal Antibodies Against Flu H5N1: Crucell’s scientists discovered a set of human monoclonal antibodies that provides immediate protection and neutralizes the broadest range of H5N1 strains in preclinical models. A total of twenty-one human monoclonal antibodies were discovered. These were found to be able to neutralize the H5N1 virus of avian influenza, which currently presents a global threat. The most potent of the antibodies was shown to neutralize the broadest range of H5N1 strains that have emerged between 1997 and 2004. This antibody prevents flu, in pre-clinical models, when given twenty four hours before a challenge with a high dose of deadly pathogenic H5N1 virus. When given three days after infection, it also was shown to prevent death and cure the disease. Therefore this antibody may provide a powerful tool in pandemic preparedness.

PER.C6® technology platform

•	DSM Biologics and Crucell announced that another important milestone has been achieved with the PER.C6® technology platform for the production of monoclonal antibodies and recombinant proteins. Scientists working at PERCIVIA reached a record production level of 15 g/L for an antibody product. PERCIVIA is the PER.C6® Development Center joint venture between DSM and Crucell, located in Cambridge, Massachusetts, US.

Development Agreements

•	Crucell announced that it has entered into an exclusive vaccine development agreement with Wyeth Pharmaceuticals, a division of Wyeth. Under the terms of the agreement, Crucell will be responsible for the development and manufacturing of certain components of a vaccine for use by Wyeth in clinical studies. The development activities will take place in Crucell's vaccine manufacturing facilities in Bern, Switzerland. Wyeth will be responsible for the clinical development of the vaccine. Financial details were not disclosed.

The use of Crucell’s facility in Bern Switzerland, which had been impaired in 2006, enables a partial reversal of €5.2 million of the impairment for such facilities taken at the end of 2006.

Licensing Agreements

•	Crucell announced a non-exclusive STAR® research license agreement with biopharmaceutical company Medarex for the production of monoclonal antibodies. Financial details of the agreement were not disclosed.

•	Crucell and DSM Biologics announced that German-based MorphoSys AG has decided to extend the PER.C6® technology licensing agreement entered in September 2004, exercising an option for clinical and commercial production of antibodies. The extended license agreement allows MorphoSys to use the PER.C6® production platform for its proprietary therapeutic cancer antibody program MOR202, as well as for clinical and commercial production of MOR202. Financial details of the agreement were not disclosed.

•

Crucell announced a non-exclusive STAR® research license agreement with Korean-based ISU ABXIS. The license covers both a research evaluation of STAR® technology for the production of recombinant proteins and an option for a commercial license. Financial details of the agreement were not disclosed.

Appointments

•	Crucell’s Supervisory Board will propose the nomination of Mr. Steve Davis as member of Crucell's Supervisory Board at the company’s AGM on May 30, 2008. Mr. Davis (1957) was CEO of Corbis Corporation until 2007 and now acts as a senior advisor to the company. Corbis is a global digital media business privately owned by Mr. Bill Gates. During Mr. Davis’ 10-year tenure as CEO of Corbis Corporation, he oversaw the development of the company from an internet start-up to an established global leader with annual revenues of over $250 million and with more than 1100 employees. Prior to his role as CEO, Mr. Davis held several roles at Corbis as Corporate Attorney, VP Strategy Development and General Counsel.

•	Crucell’s Supervisory Board will propose the nomination Dr. Cees de Jong to join Crucell’s Management Board at the company’s AGM on May 30,

2008. Dr. de Jong joined Crucell as Chief Operating Officer in September 2007 and already serves on Crucell’s Management Committee, which is responsible for the company’s day-to-day operations. Within Crucell’s Management Board Dr. de Jong will inter alia be responsible for the operational excellence program ‘Healthy Ambition’, a rigorous review of Crucell’s business processes worldwide with potential savings of 15% on the 2007 cost base (excluding R&D spend), by the end of 2009.

Before Dr. de Jong joined Crucell, he was member of the Board at Quest International, where he was responsible for the Flavours Division. Prior to Quest, he worked as Managing Director of DSM Anti-infectives. In 1989 Dr. de Jong started his career at Gist Brocades, holding a variety of roles in business development, strategy and general management. Dr. de Jong holds a Medical Degree and an MBA from the Erasmus University Rotterdam.

Patents
Crucell successfully defended its important general PER.C6® virus production patent (EP 1108787 B1) during opposition proceedings before the European Patent Office, where Crucell’s main request was granted without further limitations. The patent as maintained covers the use of PER.C6® cells for the production of all non-adenoviral viruses, including influenza viruses, for use in vaccines.

•	AdVac® technology patent granted in the US
•	Patent relating to MAbstract® technology granted in the US
•	Crucell’s position in the field of virus production in cell lines, including but not limited to PER.C6® cell lines, was strengthened further by a granted patent in Europe
•	Crucell further strengthened its position for AdVac® with granted patents in Australia and China
•	PER.C6® protein production patent granted in New Zealand
•	STAR® patents (STAR67, used in STAR® constructs) granted in Hong Kong and Singapore
•	Patent in the field of vaccination against ETEC and cholera granted in Japan

Post Balance Sheet Events
•	Crucell announced a non-exclusive STAR® research license agreement with Toyobo Gene Analysis Co. LTD. Under the agreement, Toyobo Gene Analysis will evaluate Crucell's STAR® technology for generating cell lines for the production of recombinant proteins for third-party customers. Financial details of the agreement were not disclosed.
•	Crucell announced that the novel recombinant adenovirus serotype 26 (rAd26) vector, which is jointly developed with the Beth Israel Deaconess Medical Center, has gone into a Phase I clinical study to test a new HIV vaccine. The rAd26 vector is specifically designed to avoid the pre-existing immunity to the more commonly used adenovirus serotype 5 (Ad5), which has recently shown limitations as an HIV vaccine vector.

•	Crucell announced a non-exclusive STAR® research license agreement with Celltrion, Inc. for the production of recombinant proteins. Under the agreement, Celltrion will evaluate Crucell's STAR® technology for generating cell lines for the manufacturing of biopharmaceuticals. Financial details of the agreement were not disclosed.

Financial Review

Total Revenue and Other Operating Income

Total revenue and other operating income was €47.9 million for the first quarter of 2008, an improvement of 36% compared to the same quarter of 2007 (41% in constant currencies). The improvement was driven by strong sales of paediatric vaccines, in particular Quinvaxem™, higher sales of travel vaccines and higher license fees ant other income.

Product sales for the first quarter amounted to €35.5 million and represent sales of paediatric vaccines (46%), travel vaccines (38%) and other products (16%).

License revenues were €5.2 million in the first quarter, an increase of €2.5 million compared to the same quarter of 2007. License revenues consist of initial payments from new contracts as well as milestones and other payments on existing contracts.

Service fees for the quarter were €2.0 million, compared to €2.1 million last year. Service fees represent revenue for product development activities performed under contracts with partners and licensees.

Total other operating income was €5.1 million for the quarter, compared to €3.7 million in the first quarter of 2007.

Net results were affected by a partial reversal of €5.2 million on the impairment of the facility in Bern (Switzerland), which had been taken in the fourth quarter of 2006. The facility is now in use to develop a vaccine under the agreement which was signed with Wyeth Pharmaceuticals in March 2008.

Cost of Goods Sold
Cost of goods sold for the first quarter of 2008 amounted to €25.6 million, €24.7 million of which represents product costs and the remainder of €0.9 million the cost of service and license activities.

Gross operating margins for the quarter were 40% versus 23% in the same period of 2007. This increase is due to higher license income, lower acquisition related costs and product mix.

Expenses
Total expenses consist of research and development (R&D) expenses, marketing and sales (M&S) and general and administrative (G&A) expenses. Total expenses for the period were €31.2 million for the first quarter excluding reversal of impairment, representing a €0.3 million increase over the same period in 2007.

R&D expenses for the first quarter amounted to €15.8 million, which represents a €0.8 million decrease versus the first quarter of 2007. The decrease can be attributed to the optimization of R&D activities and the timing of specific R&D expenses during the year.

M&S expenses for the quarter were €8.2 million, which represents a €0.5 million increase versus the first quarter of 2007. The increase can be attributed to more sales activity of our existing products during this quarter.

G&A expenses for the first quarter of 2008 were €7.2 million and represent an increase of €0.5 million over the same quarter in 2007, which include costs related to the ‘Healthy Ambition’ program.

Net financial income & expenses in the first quarter of negative €4.4 million was the result of foreign exchange losses caused by the weaker US Dollar and by the strengthening of the Swiss Franc against the Euro.

Net Loss
The Company reported a net loss €9.0 million for the first quarter of 2008 compared to €18.5 million in the same period of 2007. This amounted to €0.14 net loss per share, compared to a net loss per share of €0.29 in the first quarter of 2007.

Balance Sheet
Tangible fixed assets amounted to €152.1 million on March 31, 2008. Intangible assets represent assets acquired in acquisitions and amounted to €89.9 million. This figure represents acquired in-process R&D; developed technology; patents and trademarks; and value of customer and supplier relationships.

Investments in associates and joint ventures amount to €8.9 million and represents investments in AdImmune and PERCIVIA. The Company's investment in Galapagos NV is classified under available-for-sale investments.

Total equity on March 31, 2008 amounted to €429.0 million. A total of 65.4 million ordinary shares were issued and outstanding on March 31, 2008.

Cash Flow and Cash Position
Cash and cash equivalents decreased by €41.4 million in the first quarter to €121.9 million.

Deterioration of cash flow and working capital in the first quarter was due to the seasonality of our business, in which we build inventory in the first half of the year to sell our products in the second half.

Net cash used in operating activities in the first quarter of 2008 was €34.0 million. Overall investments in net working capital increased mainly due to an inventory build-up of €13.2 million and a decrease in accounts payable of €14.1 million.

In the first quarter net cash used in investing activities amounted to €1.3 million. This consists of capital expenditure of €3.1 million partly offset by €1.0 million of received interest.

In the quarter, net cash used in financing activities amounted to €6.6 million, consisting of repayment of financial liabilities.

Outlook 2008 reiterated:
Crucell expects combined full year 2008 total revenue and total other operating income to grow by 20% in constant currencies4. The Company expects higher margins and positive cash flow.

Phasing in 2008:
We expect revenues and operating income to be phased throughout 2008 like in 2007. Cash flow and working capital are expected to significantly deteriorate in the first half of 2008 which is due to the seasonality of our business in which we build inventory in the first half of the year to sell our products in the second half. We expect the negative cash flow in the first nine months to reverse in the final quarter of 2008, to end the year with a positive cash flow.

Annual Report
Crucell N.V. has finalized the financial statements for the year ended December 31, 2007. We filed our 2007 Annual Report Form 20-F with the U.S. Securities and Exchange Commission and published our Statutory Annual Accounts for the year 2007 on May 7, 2008.

The consolidated balance sheet of Crucell N.V. as of March 31, 2008, the related consolidated statements of operations and consolidated statements of cash flows for the period ended March 31, 2008 and all quarterly information as presented in this press release is unaudited.

Forward-looking statements
This press release contains forward-looking statements that involve inherent risks and uncertainties. We have identified certain important factors that may cause actual results to differ materially from those contained in such forward-looking statements. For information relating to these factors please refer to our Form 20-F, as filed with the U.S. Securities and Exchange Commission on May 7, 2008, and the section entitled “Risk Factors”. The Company prepares its financial statements under International Financial Reporting Standards (IFRS).

4 Constant currencies = Weighted average EUR/USD rate of 1.38 in 2007.

Conference Call and Webcast

At 14:00 Central European Time (CET), Crucell’s management will conduct a conference call, which will also be webcast. To participate in the conference call, please call one of the following telephone numbers 10 minutes prior to the event:

+44 203 023 4471 for the UK;
+1 646 843 4608 for the US; and
+3120 794 8426 for the Netherlands

Following a presentation of the results, the lines will be opened for a question and answer session.

The live audio webcast can be accessed via the homepage of Crucell's website at www.crucell.com and will be archived and available for replay following the event.

About Crucell
Crucell N.V. (Euronext, NASDAQ: CRXL; Swiss Exchange: CRX) is a global biopharma company focused on research, development, production and marketing of vaccines, proteins and antibodies that prevent and treat primarily infectious diseases. Its vaccines are sold in public and private markets worldwide. Crucell's core portfolio includes a vaccine against hepatitis B, a fully-liquid vaccine against five important childhood diseases and a virosome-adjuvanted vaccine against influenza. Crucell also markets travel vaccines, such as the only oral anti-typhoid vaccine, an oral cholera vaccine and the only aluminum-free hepatitis A vaccine on the market. The Company has a broad development pipeline, with several product candidates based on its unique PER.C6® production technology. The Company licenses its PER.C6® technology and other technologies to the biopharmaceutical industry. Important partners and licensees include DSM Biologics, sanofi-aventis, Novartis, Wyeth and Merck & Co. Crucell is headquartered in Leiden, the Netherlands, with subsidiaries in Switzerland, Spain, Italy, Sweden, Korea and the US. The Company employs over a 1000 people. For more information, please visit www.crucell.com.

Financial Calendar:
30 May 2008	Annual General Meeting of Shareholders
12 August 2008	Q2 Results 2008
11 November 2008	Q3 Results 2008
17 February 2009	Q4 Results 2008

For further information please contact:
Media:	Investors/Analysts:
Crucell N.V.	Crucell N.V.
Barbara Mulder	Oya Yavuz
Director Corporate Communications	Director Investor Relations
Tel: 31-(0)71 519 7346	Tel. +31-(0)71-519 7064
press@crucell.com	ir@crucell.com
www.crucell.com	www.crucell.com

CONSOLIDATED STATEMENTS OF OPERATIONS

in EUR '000 (except per share data)

	3 months ended
	March 31,

	2008	2007
	unaudited	unaudited

Product sales	35,543	26,642
License revenues	5,221	2,736
Service fees	2,015	2,114

Total revenue	42,779	31,492

Cost of product sales	-24,746	-22,287
Cost of service fees	-865	-1,836

Total cost of goods sold	-25,611	-24,123

Gross margin	17,168	7,369

Government grants	1,927	2,507
Other income	3,214	1,219

Total other operating income	5,141	3,726

Research and development	-15,829	-16,585
Selling, general and administrative	-15,357	-14,348
Reversal of impairment	5,153	0

Total other operating expenses	-26,033	-30,933

Operating loss	-3,724	-19,838

Financial income & expenses	-4,388	751
Results investments non-consolidated companies	-119	-476

Loss before tax	-8,231	-19,563

Income tax	-775	1,058

Loss for the period	-9,006	-18,505

Attributable to:
Equity holders of the parent	-9,006	-18,505
Minority interest	0	0

	-9,006	-18,505

Net loss per share - basic and diluted	-0.14	-0.29
Weighted average shares outstanding - basic and diluted	65,388	64,831

CONSOLIDATED BALANCE SHEETS

in EUR '000

	March 31	December 31

	2008	2007
	unaudited	audited

ASSETS
Non-current assets
Plant and equipment, net	152,088	145,525
Intangible assets	89,911	94,045
Goodwill	45,175	44,377
Investments in associates and joint ventures	8,890	9,070
Net pension asset	2,616	2,479
Available-for-sale investments	7,396	10,009
Other financial assets	16,408	16,153

	322,484	321,658

Current assets
Cash and cash equivalents	121,863	163,248
Trade accounts receivables	38,830	47,563
Inventories	76,585	67,233
Other current assets	23,797	25,218

	261,075	303,262

TOTAL ASSETS	583,559	624,920

LIABILITIES AND EQUITY
Equity attributable to equity holders of the parent
Share capital	15,701	15,685
Other reserves	742,320	743,918
Translation reserve	-26,220	-28,542
Accumulated deficit	-302,825	-293,819

Total equity	428,976	437,242

Non-current liabilities
Long-term financial liabilities	26,833	28,030
Long-term provisions	4,605	4,573
Deferred tax liabilities	28,625	28,210
Other non-current liabilities	11,967	12,123

	72,030	72,936

Current liabilities
Accounts payable	35,311	50,970
Short-term financial liabilities	18,108	24,765
Other current liabilities	28,083	37,897
Tax payable	349	349
Short-term provisions	702	761

	82,553	114,742

Total liabilities	154,583	187,678

TOTAL LIABILITIES AND SHAREHOLDER's EQUITY	583,559	624,920

CONSOLIDATED STATEMENTS OF CASH FLOW

in EUR '000

	3 months ended
	March 31,

	2008	2007
	unaudited	unaudited

Cash flows from/(used in) operating activities
Loss for the period	-9,006	-18,505

Reversal of non-cash items
Tax	775	-1,058
Results investments non-consolidated companies	119	476
Financial income and expenses	5,196	-751
Depreciation	3,189	3,352
Amortization	2,954	3,094
Reversal of Impairment	-5,153	0
Fair value write-down on Inventory	179	2,833
Change in long-term liabilities and provisions	-337	137
Gain on disposal of non-current assets	0	-16
Stock based compensation	1,146	1,315

	-938	-9,123
Change in net working capital
Trade accounts receivable	9,110	25,139
Inventories	-13,248	-5,884
Other current assets	-3,184	-3,176
Trade accounts payable	-14,057	-10,826
Other current liabilities	-11,203	-7,542
Short-term provisions	-39	68
Interest paid	-293	-599
Income taxes paid	-127	21
Payments out of provisions	-11	-1,665

Net cash from/(used in) operating activities	-33,990	-13,587

Cash flows from/(used in) investing activities
Purchase of property, plant and equipment	-3,119	-4,204
Proceeds from sale of equipment	44	161
Proceeds from disposal of intangible assets	0	11
Proceeds from financial assets	806	204
Interest received	955	1,415

Net cash from/(used in) investing activities	-1,314	-2,413

Cash flows from/(used in) financing activities
Proceeds from issue of share capital	5	739
Proceeds from financial liabilities	0	46
Repayment of financial liabilities	-6,572	-697

Net cash from (used in) financing activities	-6,567	88
Effects of exchange rate on cash and cash equivalents	486	-821

Net increase/(decrease) in cash and cash equivalents	-41,385	-16,733
Cash and cash equivalents at beginning of period	163,248	157,837

Cash and cash equivalents at end of period	121,863	141,104

SIGNATURES

    Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Crucell NV (Registrant)
May 13, 2008 (Date)	/s/ OYA YAVUZ Oya Yavuz Director of Investor Relations